ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 2, 2014

VIA EDGAR

Re:	SEC Comment Letter dated April 21, 2014
Carter’s, Inc.
Registration Statement on Form S-4
Filed March 28, 2014
File No. 333-194896

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention:	John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Erin Wilson, Staff Attorney

Ladies and Gentlemen:

On behalf of Carter’s, Inc. (the “Company”), we are writing in response to the comment letter, dated April 21, 2014 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 (File No. 333- 194896).

To assist the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the Company’s responses.

General

1.	Please clarify how Sections 10.06(6) of the December 12, 2013 [sic] Indenture is consistent with Regulation S-X 3-10. Please clarify how the parent’s guarantee is full and unconditional in light of this release provision.

Response to Comment 1:

The terms of the guarantees are specified in Article 10 of the August 12, 2013 Indenture (the “Indenture”). Each of the guarantees is intended to be “full and unconditional” and the Company believes that the Indenture is consistent with Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) provides that “a guarantee is full and unconditional, if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” Article 10 of the Indenture unconditionally guarantees the Notes or the obligations of the Company under the Indenture. Section 10.01 of the Indenture provides that failing to make payment when due of any amount for whatever reason, the guarantors are jointly and severally obligated to pay the same promptly and further provides that each guarantee is a guarantee of payment and not a guarantee of collection.

In addition, Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance (the “FRM”) notes that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture may rely on Rule 3-10 of Regulation S-X when such subsidiary’s guarantee may be automatically released under customary circumstances, so long as the other requirements of Rule 3-10 of Regulation S-X are met. The release provisions in Section 10.06 of the Indenture are consistent with the customary release circumstances described in Section 2510.5 of the FRM. For purposes of determining each guarantor’s obligation to make payment, a parent guarantee is not substantively different from a subsidiary guarantee and therefore, the Company believes that the guidance set forth in Section 2510.5 of the FRM similarly applies.

The Company believes that the release provisions in Section 10.06 of the Indenture are customary and are not harmful to investors. In particular, Section 10.06(6) provides for the automatic and unconditional release of each guarantee “upon the release or discharge of the guarantee by such Guarantor of Indebtedness under the Credit Agreement, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the provisions of Section 4.15 hereunder).” The Company respectfully submits that Section 2510.5 of the FRM recognizes that customary guarantee release provisions include that the “the subsidiary’s guarantee of other indebtedness is terminated or released.” In addition, the occurrence of the events provided for in Section 10.06(6) would not affect the full and unconditional nature of the guarantees. As a result, the Company respectfully submits that the parent guarantee is full and conditional notwithstanding the release provision of Section 10.06(6).

2.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc. SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman and Sterling no-action letters.

Response to Comment 2:

Based on the Staff’s comment, the Company has filed the requested letter today, stating that the Company is relying on the Commission’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

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Please do not hesitate to call me at (617) 951-7309 or Tom Fraser at (617) 951-7063 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joel F. Freedman

Joel F. Freedman

cc:	Michael D. Casey and Michael Wu (Carter’s, Inc.)

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